Exhibit 99.5

Re: Interests in the Ordinary Shares of Cable and Wireless plc

The Company was notified on 9 January 2003 that on 4 December 2002 the Trustees of Cable and Wireless plc Employee Share Ownership Trust ("the Trust") disposed of 2,400 Ordinary Shares at a price of £0.8425 per share and on 9 January 2003 the Trust disposed of 6,732 Ordinary Shares at a price of £0.4675 and 9,935 Ordinary Shares at a price of £0.48 per share.

Following the disposal, 54,886,978 Ordinary Shares are currently held under the Trust. Robert Lerwill, Graham Wallace, Don Reed, Adrian Chamberlain and David Prince (all being directors of Cable and Wireless plc) in their capacity as members of the class of beneficiaries under the Trust and Towers Perrin Share Plan Services (GSY) Limited in their capacity as Trustees of the Trust are deemed to have a non-beneficial interest in these Ordinary Shares.

No Directors are disposing of any beneficial interests in the Company.